March 14, 2017

Securities and Exchange Commission

Office of Manufacturing and Construction

Division of Corporation Finance

Attention: Terence O’Brien, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re: GrowLife, Inc.

Form 10-K for the Year Ended December 31, 2015

Filed April 14, 2016

Form 10-Q for the Period Ended September 30, 2016

Filed November 14, 2016

File No. 0-50385

Dear Mr. O’Brien:

Reference is made to and the following is a response to the Securities and Exchange Commission’s comment letter dated February 28, 2017 (the “Staff’s Letter”) to GrowLife, Inc. (the “Registrant”).  The Registrant hereby submits the following responses to the Staff’s Letter with respect to the Registrant’s Form 10-K for the year ended December 31, 2015 filed on April 14, 2016 and Form 10-Q for the period ended September 30, 2016 filed on November 14, 2016.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by Registrant’s response.

Form 10-K for the Year Ended December 31, 2015

Goodwill and Intangible Assets, page 29

Comment 1. In your last two letters, you combined your responses to our comments on goodwill and intangible assets. Please provide us with a separate analysis of your testing for the impairment of goodwill under ASC 350-20-35 and the testing of your intangible assets under ASC 350-30-35. Separately discuss each method used and the significant underlying assumptions.

The Registrant considered the following qualitative factors under ASC 350-20-35 and 350-30-35 in testing its goodwill and intangible assets for possible impairment:

Qualitative Assessment

We have continued to assess our cash operating losses and reduce them. The operating cash losses were as follows:

	9/30/2016	12/31/2015	12/31/2014	12/31/2013
Operating loss	$(416,662)	$(2,164,968)	$(6,486,070)	$(10,942,711)

Non-cash expenses	309,849	830,724	3,598,767	9,410,743

Cash losses	$(106,813)	$(1,334,244)	$(2,887,303)	$(1,531,968)

We have continued to assess our net operating losses and reduce them. The net cash losses were as follows:

	9/30/2016	12/31/2015	12/31/2014	12/31/2013
Net loss	$(473,990)	$(5,688,845)	$(86,626,099)	$(21,380,138)

Non-cash expenses	501,924	3,759,247	83,711,860	19,341,231

Cash losses	$27,934	$(1,929,598)	$(2,914,239)	$(2,038,907)

The Registrant has had significant non-cash expenses that make the use of net loss as a measurement method meaningless for testing goodwill and intangible assets for possible impairment. Progress has been consistent in reducing cash losses despite our limited access to capital.

The going concern opinion by the auditors, which is standard for most micro-cap companies, was considered.

The Registrant also considered the market cap of the company of $9,184,000 as of September 30, 2016.

The Registrant also considered the lack of capital access since 2014 and the new funding vehicles with Chicago Venture Partners, L.P. Operations were significantly impacted during 2014- 2016 as a result of the lack of access to capital. The Registrant did not have cash to ship orders. With the addition of the Registrant’s new partners, we have access to capital and are growing our sales again.

The change and growth in the market for the Company’s products and services included in the 2013 acquisition.

The value of other companies in the industry as a result of the Registrant’s acquisition work.

Quantitative Assessment

Approach 1

The Registrant completed a discounted cash flow forecast based on the businesses and assets acquired in 2013 with the Registrant focusing on organic growth. The details are as follows:

The forecast covered the years 2017-2023.

The Company forecasted a 675% increase from 2016 to 2017, followed a 20% growth thereafter. The growth is due to capital available Chicago Venture Partners, L.P. and TCA Global Credit Master Fund, LP., an expansion of the direct sales group, our store sales and internet sales. See additional details in Question 2 below.

The Company forecasted an increase in gross margins from 3% in 2016 to 16.5% in 2017 and slowly increasing by 6-8% each year thereafter. The Registrant expects gross margins to return to more historical level and to increase as sales increase. As our sales increase, the margins increase due to increased supplier discounts.

Selling, general and administrative expenses were forecasted to decrease $250,000 in 2017, followed by a 10% increase each year thereafter. The 2017 decrease is based on costs eliminated in 2016, offset by additional direct sales personnel. The 2017 decrease reflects higher expenses during early 2016.

Using a DCF model and the above factors, the business was valued at $1,433,000. Of this value, $739,000 was assigned to goodwill and $163,693 was assigned to intangible assets. The remainder was a reserve for unknown risks.

Comment 2. Please explain your basis for the assumptions used in your impairment testing of goodwill and intangible assets. For example, explain how your revenue for February 2017, cited in your response, supports a 675% increase. Describe underlying factors such as the expansion of the direct sales group and explain specifically how you factored these items into your assumption. As another example, you list “capital available” as a reason for assumed growth. Please provide a clearer discussion of how you expect available capital to generate the impacts described and how you considered related expenditures. Explain your objective support for assumptions of large increases in gross margins and your specific basis for the significant projected decrease in selling, general and administrative expenses. To the extent you have operating results more recent than September 30 available that are useful in considering your assumptions, please provide.

The opportunity to sell both infrastructure equipment and recurring supplies to the indoor cultivation industry is constantly increasing as demand for indoor cultivation grows across the United States. The Registrant believes the demand will continue to grow and more and more states and municipalities, including California, enact rules and regulations allowing for more indoor cultivation activities.   The Registrant continues with its multi-faceted distribution strategy, which we believe serves customers in the following manner: Direct sales to large commercial customers, retail in some markets for local convenience, and e-commerce via GrowLifeEco.com to fulfill orders across the nation from customers of all sizes.

Second, serving what the Registrant sees as an increasing number of cultivators has become cash intensive because of the need for large inventory levels at retail, extensive e-commerce online marketing, and supporting payment terms to large accounts.  Currently, GrowLifeEco.com offers over 15,000 products, far beyond the 3,000 found in Greners.com, its former online store.  This on-line website was expanded by the fall of 2016.

Third, the Registrant’s customers come in different stages from caregiver cultivators to 80,000 square foot commercial operations.  With the use of e-commerce, the Registrant endeavors to reach as many customers as possible in areas where we do not have stores or a direct sales presence.  Earlier this year GrowLife built GrowLifeEco.com, our new e-commerce website, that is optimized for mobile devices.  The Registrant put web marketing in place to increase awareness, traffic and conversions during 2016.

The Registrant started the expansion of sales and store personnel and marketing efforts with the new funding vehicle with Chicago Venture Partners, L.P. Chicago Venture is supportive in the expansion of the sales and marketing teams in a growing market. The Registrant is expecting a growth in several markets, including California. The Registrant receives funding twice a month for such costs. As the personnel were hired late in the December 2016 quarter, the impact is expected starting the March 2017 quarter.

The Registrant also considered the lack of capital access since 2014 and the new funding vehicles with Chicago Venture Partners, L.P. Operations were significantly impacted during 2014- 2016 as a result of the lack of access to capital. The Registrant did not have cash to ship orders. With the addition of the Registrant’s new partners, we have access to capital and are growing our sales again.

Selling, general and administrative expenses were forecasted to decrease $250,000 in 2017, followed by a 10% increase each year thereafter. The 2017 decrease is based on costs eliminated in 2016, offset by additional direct sales personnel. The 2017 decrease reflects higher expenses during early 2016 and the shift to a more expanded on-line sales strategy.

Comment 3. For each significant assumption underlying your testing, please explain how you considered uncertainty in evaluating the unknown impact of projected events, in light of the substantial known objective evidence of your track record and the sequence of events since the purchase of Rocky Mountain Hydroponics in June 2013, the event that generated the goodwill and other intangible assets. You reported 70% less revenue in the nine months ended September 30, 2016, than in the nine months ended September 30, 2015.  Revenue in 2015 was 60% less than 2014.  You have reported significant operating losses and operating cash outflows since the purchase of Rocky Mountain Hydroponics. Since the acquisition, you changed your business strategy as described on page 4, you closed the acquired Peabody and Boulder stores and reduced your full-time employee count at one point from 46 to 8. Explain how your assumptions of dramatic financial turnaround are reasonable in light of these objective facts.

The Registrant has carefully explained the following:

Declining net operating and cash costs.

Growing the core assets from the GrowLife Hydroponics and Rocky Mountain Hydroponics acquisitions.

The market growth.

The funding vehicles in place with Chicago Venture.

The Registrant has carefully considered the uncertainty events. They are detailed in our SEC filings. These include the following:

Regulatory risks for the product

Slower than expected industry growth

Slower recover of the Registrant’s sales and margins

Adequacy of the Registrant’s cash.

The narrowing of the cash and income losses and the projected sales increase are important factors. After careful review, the financial projections as of September 30, 2016 support the valuation of the goodwill and intangible assets.

The Registrant reviewed the goodwill and intangibles in connection with the December 31, 2016 reporting period. Another five months has passed and the plan is rolling out a bit slower than planned. The Audit Committee approved the impairment of these assets on March 10, 2017. Please see the Form 8-K that was filed March 10, 2017.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 866-781-5559 with any questions.

Sincerely,

/s/ Marco Hegyi

GrowLife, Inc.

Chief Executive Officer

cc:  Pamela A. Long, Assistant Director, Securities and Exchange Commission

Nudrat Salik, Staff Accountant, Securities and Exchange Commission

Mark Scott, GrowLife, Inc.